Exhibit 99.10

FRANCO-NEVADA CORPORATION

CONSOLIDATED BALANCE SHEETS

(unaudited, in thousands of US dollars, except share amounts)

	June 30, 2011	December 31, 2010	January 1, 2010

ASSETS
Cash and cash equivalents (Note 5)	$250,218	$413,887	$122,649
Short-term investments (Note 6)	32,970	133,814	377,480
Receivables	83,189	47,386	26,789
Prepaid expenses and other	6,723	3,968	1,216
Current assets	373,100	599,055	528,134

Royalty, stream and working interests, net (Note 7)	2,064,229	1,202,762	1,176,410
Investments (Note 6)	87,203	182,981	107,382
Deferred income tax assets	15,122	13,756	22,776
Other	9,026	8,442	6,130

Total assets	$2,548,680	$2,006,996	$1,840,832

LIABILITIES
Accounts payable and accrued liabilities	$36,007	$18,396	$7,150
Current income tax liabilities	—	7,978	2,331
	36,007	26,374	9,481

Deferred income tax liabilities	33,973	—	—
Total liabilities	69,980	26,374	9,481

SHAREHOLDERS’ EQUITY (Note 12)
Common shares	2,323,173	1,913,221	1,849,707
Contributed surplus	99,503	58,967	55,088
Deficit	(42,227)	(71,502)	(92,232)
Accumulated other comprehensive income	98,251	79,936	18,788
Total shareholders’ equity	2,478,700	1,980,622	1,831,351

Total liabilities and shareholders’ equity	$2,548,680	$2,006,996	$1,840,832

Commitments (Note 14)

The accompanying notes are an integral part of these interim consolidated financial statements

Pierre Lassonde	Randall Oliphant
Director	Director

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited, in thousands of US dollars, except per share amounts)

	For the Three Months ended		For the Six Months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Revenue (Note 8)	$106,327	$50,251	$179,461	$97,212

Costs and expenses
Cost of sales (Note 9)	18,566	6,831	29,632	13,502
Depletion and depreciation	37,331	22,833	62,742	42,073
Corporate administration (Note 12(c))	4,572	4,072	7,933	7,085
Business development	590	307	914	898
	61,059	34,043	101,221	63,558

Operating income	45,268	16,208	78,240	33,654

Foreign exchange gain/(loss) and other expenses	966	12,478	(5,500)	2,952
Loss from equity investee	—	—	(1,666)	—
Gain on acquisition of Gold Wheaton (Note 4(b))	—	—	5,681	—
Gain on sale of available-for-sale investments		5,651	—	22,173
Income before finance items and income taxes	46,234	34,337	76,755	58,779
Finance items
Finance income	1,116	741	1,554	2,229
Finance expenses	(1,253)	(564)	(1,868)	(1,082)
Net income before income taxes	$46,097	$34,514	$76,441	$59,926

Income tax expense (Note 11)	12,786	12,179	21,906	22,605

Net income	$33,311	$22,335	$54,535	$37,321

Other comprehensive income:
Other comprehensive loss from equity investee	—	—	(876)	—
Unrealized change in market value of available-for-sale investments, net of income tax	(629)	6,736	(4,201)	7,800
Realized change in market value of available-for-sale investments (Note 4(b))	—	(5,668)	(10,602)	(20,586)
Currency translation adjustment	6,612	(52,441)	33,993	(17,557)

Total comprehensive income	$39,294	$(29,038)	$72,849	$6,978

Basic earnings per share (Note 13)	$0.27	$0.20	$0.45	$0.33
Diluted earnings per share (Note 13)	$0.26	$0.19	$0.44	$0.32

The accompanying notes are an integral part of these interim consolidated financial statements

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in thousands of US dollars, except share amounts)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Cash flows from operating activities
Net income	$33,311	$22,335	$54,535	$37,321
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and depletion	37,331	22,833	62,742	42,073
Mark-to-market gain on Gold Wheaton shares	—	—	(13,456)	—
Gain on sale of available-for-sale investments	—	(5,651)	—	(22,173)
Loss from equity investee	—	—	1,666	—
Other non-cash items	1,271	313	1,779	620
Future income tax expense	2,190	4,964	1,576	10,385
Share-based payments	1,265	1,152	2,755	1,522
Unrealized foreign exchange (gain)/loss	(368)	(12,478)	4,965	(2,952)
Mark-to-market on conversion feature of note receivable	(616)	—	517	—
Changes in non-cash assets and liabilities:
Decrease (increase) in receivables	(9,285)	(2,196)	9,949	2,011
Increase in prepaid expenses and other	(3,763)	(662)	(1,497)	(3,323)
(Decrease) increase in accounts payable and accrued liabilities	(12,344)	2,462	(8,354)	2,670
Net cash provided by operating activities	48,992	33,072	117,177	68,154

Cash flows from investing activities
Proceeds on sale of short-term investments	46,860	99,016	223,489	389,946
Purchase of short-term investments	(41,983)	(28,531)	(71,449)	(105,427)
Proceeds on sale of investments	—	35,609	—	60,620
Proceeds of royalty interest in oil and gas properties	—	309	—	309
Acquistion of interests in mineral properties	(35,000)	(8,589)	(35,000)	(8,589)
Purchase of investments	—	(7,062)	(4,248)	(7,062)
Purchase of oil and gas well equipment	(583)	(243)	(1,340)	(953)
Purchase of property and equipment	—	(11)	—	(11)
Acquisition of Moydow Mines International		49		1,881
Acquisition of Gold Wheaton, net of cash acquired (Note 4(b))	—	—	(379,006)	—
Net cash (used in) provided by investing activities	(30,706)	90,547	(267,554)	330,714

Cash flows from financing activities
Credit facility amendment costs	(367)	—	(367)	(1,640)
Proceeds from drawn credit facility	—	—	164,640	—
Repayment of credit facility and secured notes	—	—	(172,686)	—
Payment of dividends	(9,737)	(16,606)	(18,712)	(16,606)
Proceeds from exercise of stock options	3,582	3,431	4,756	3,470
Net cash used in by financing activities	(6,522)	(13,175)	(22,369)	(14,776)
Effect of exchange rate changes on cash and cash equivalents	3,017	(292)	9,077	(123)
Net increase (decrease) in cash and cash equivalents	14,781	110,152	(163,669)	383,969
Cash and cash equivalents at beginning of period	235,437	396,466	413,887	122,649
Cash and cash equivalents at end of period	$250,218	$506,618	$250,218	$506,618

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$230	$251	$609	$463
Income taxes paid during the period	$18,021	$7,780	$29,520	$11,739

The accompanying notes are an integral part of these interim consolidated financial statements

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, in thousands of US dollars)

	Share capital	Contributed Surplus	Accumulated other comprehensive income	Deficit	Total Equity

Balance at January 1, 2011 (Note 15)	$1,913,221	$58,967	$79,936	$(71,502)	$1,980,622
Net income	—	—	—	21,224	21,224
Other comprehensive income	—	—	12,332		12,332
Issuance of common shares on Gold Wheaton acquisition	402,445				402,445
Exercise of stock options	1,852	(661)			1,191
Exercise of special warrants	—				—
Share-based payments	—	1,490			1,490
Value of Gold Wheaton warrants and stock options upon acquisition		40,548			40,548
Initial recognition exemption	(169)				(169)
Dividends declared	—			(15,063)	(15,063)
Balance at March 31, 2011	$2,317,349	$100,344	$92,268	$(65,341)	$2,444,620
Net income				33,311	33,311
Other comprehensive income			5,983		5,983
Issuance of common shares					—
Exercise of stock options	5,415	(1,839)			3,576
Exercise of share purchase warrants	11	(1)			10
Vesting of restricted share units	266	(266)			—
Recognition of share-based payment expenses		1,265			1,265
Initial recognition exemption	132				132
Dividends declared				(10,197)	(10,197)
Balance at June 30, 2011	$2,323,173	$99,503	$98,251	$(42,227)	$2,478,700

Balance at January 1, 2010	$1,849,707	$55,088	$18,788	$(92,232)	$1,831,351
Net income				14,986	14,986
Other comprehensive income			21,030		21,030
Issuance of common shares on Moydow Mines International acquisition	44,909				44,909
Value of Moydow Mines International stock options upon acquisition		1,718			1,718
Exercise of stock options	2,888	(675)			2,213
Share-based payments		370			370
Initial recognition exemption	180				180
Dividends declared					—
Balance at March 31, 2010	$1,897,684	$56,501	$39,818	$(77,246)	$1,916,757
Net income				22,335	22,335
Other comprehensive income			(51,373)		(51,373)
Exercise of stock options	2,159	(904)			1,255
Share-based payments		1,152			1,152
Initial recognition exemption	164				164
Dividends declared				(16,606)	(16,606)
Balance at June 30, 2010	$1,900,007	$56,749	$(11,555)	$(71,517)	$1,873,684

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

Note 1 — Corporate information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, South Africa and Mexico. The portfolio includes over 340 royalties and streams covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and its registered office is 130 King Street West, Suite 740, Toronto, Ontario, Canada.

Note 2 — Basis of preparation and adoption of IFRS

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements in accordance with IAS 34 and IFRS 1. Subject to certain transition elections disclosed in Note 16, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 16 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010. The interim consolidated financial statements should be read in conjunction with the Company’s Canadian generally accepted accounting policies (“GAAP”) annual financial statements for the year ended December 31, 2010. Additional disclosures describing the changes between Canadian GAAP and IFRS are included in Note 16 of these financial statements.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of August 8, 2011, the date the Board of Directors approved these financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized upon the change-over to IFRS.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

Note 3 — Summary of significant accounting policies

Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make estimates and assumptions that affect the carrying values of assets and liabilities, the disclosure of contingent assets and liabilities at each financial statement date and the reported amounts of revenue and expenses for each reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the interim consolidated financial statements. In particular, information about significant areas of estimation uncertainty and judgment considered by management in preparing the interim consolidated financial statements are described below.

(a)                          Determination of proven and probable reserves by the operators of the mineral and oil and gas royalties, working interests and stream interests impact the measurement of the respective assets. The use of estimated reserve and resource prices and operators’ estimates of proven and probable reserves, production and production costs (including capital, operating and reclamation costs) related to the Company’s royalty and stream interests are subject to significant risks and uncertainties. These estimates affect depletion of the Company’s royalty, working interests and stream interests and the assessment of the recoverability of the carrying value of royalty, working interests and stream interests. Actual results could differ significantly from these estimates.

(b)                         Assessment of impairment of royalty, stream and working interests. At each reporting period, management assesses whether there are any indicators of triggering events that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, working interests and stream interests. This assessment considers factors including public information from the operators of the asset, and general market conditions.

(c)                          Measurement of income taxes and valuation of deferred income tax balances. The Company holds royalty, working interests and stream interests in a number of global jurisdictions and is subject to the various tax regimes in place in these jurisdictions. As such, the Company is required to assess and estimate the appropriate accounting for current and deferred income taxes that the Company is exposed to.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (its “subsidiaries”) (together the “Company”).

(a)                          Subsidiaries

Subsidiaries are entities over which the Company has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The interim consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-company transactions.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

(b)                         Investment in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company’s investments in its associates are included in the Company’s results in accordance with the equity method. Subsequent to the acquisition date, the Company’s share of profits or losses of associates is recognized in the statement of income and comprehensive income and its share of other comprehensive income of associates is included in the other comprehensive income account.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the statement of income and comprehensive income.

The Company assesses at each period-end whether there is any objective evidence that interests in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less cost to sell and value in use) and charged to the statement of income and comprehensive income.

(c)                          Business combinations

On the acquisition of a subsidiary, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the subsidiary on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized within twelve months of the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are brought into the interim consolidated financial statements from the date on which control commences and taken out of the financial statements from the date on which control ceases.

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the statement of income and comprehensive income.

When a subsidiary is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, and any discount is immediately recognized in the statement of income. If control is obtained or lost as a result of a transaction, the identifiable net assets are recognized in the balance sheet at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the statement of income and comprehensive income.

Similar procedures are applied in accounting for the purchases of interests in associates. Any goodwill arising on such purchases is included within the carrying amount of the investment in the associates. Any excess of the Company’s share of the net fair value of the associate’s identifiable assets, liabilities and contingent liabilities over the cost of the investment is included in the statement of income and comprehensive income in the period of the purchase.

Acquisition costs are expensed.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

Currency translation

(a)                          Functional and presentation currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of some of the subsidiaries. The parent Company’s functional currency is the Canadian dollar. The US dollar is used as the presentation currency of the Company to ensure comparability with the Company’s peers. References herein to C$ are to Canadian dollars.

(b)                         Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items and available-for-sale debt securities at the date of the consolidated balance sheet are recognized in net income. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction. Non-monetary items measured at fair value are translated using the exchange rate at the date when fair value was determined.

(c)                          Consolidation

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into US dollars, the group’s presentation currency, as follows:

•                               assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;

•                               income and expenses for each subsidiary are translated at the average exchange rates during the period; and

•                               all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income.

Mineral, oil & gas and stream interests

Mineral, oil & gas and stream interests include acquired royalty and stream interests in producing, advanced/development and exploration stage properties. Mineral, oil & gas and stream interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The cost of mineral, oil & gas and stream interests at January 1, 2010, the date of transition to IFRS, was determined by reference to the cost model under IAS 16 Property, Plant and Equipment. The major categories of the Company’s interests are producing, advanced and exploration.

Producing mineral and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral or stream properties. Producing oil & gas interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the oil & gas properties. Management relies on annual public disclosures for information on proven and probable reserves from the operators of the producing mineral and stream interests. For the oil & gas interests, management engages an independent petroleum consultant to prepare annual reserve reports.

On acquisition of a producing mineral or stream interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of these acquired resources and exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

resource information obtained from the operators of the mineral and stream properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest.

Mineral, oil & gas and stream interests for advanced and exploration assets are recorded at cost and capitalized in accordance with IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Acquisition costs of advanced and exploration stage mineral, oil & gas and stream interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advanced minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record depletion expense on a units-of-production method, as described above, up to a maximum of the total of the advanced minimum payment received.

Working interests in oil & gas properties

Acquired oil & gas working interests are accounted for at cost and capitalised as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each oil & gas property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to the respective asset.

Capitalized costs are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the estimated barrels of oil equivalent in proved and probable reserves.

Impairment of non-financial assets

Mineral, oil & gas and stream interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 “Impairment of Assets”, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, working interest or stream interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. The future cash flow expected is derived using estimates of proven and probable reserves and information regarding the mineral, oil & gas and stream properties, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. Impairment losses first reduce the carrying value of any goodwill allocated to that CGU. Any remaining impairment loss is charged to the mineral, oil & gas or stream interest or working interest. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the asset’s recoverable amount exceeds its carrying amount.

Financial instruments

Financial assets and financial liabilities are recognized on the Company’s balance sheet when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, investments, trade payables and accrued liabilities. Financial instruments are recognized initially at fair value except those carried at amortized cost.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

(a)          Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits are classified as loans and receivables, together with short-term, highly liquid investments with original maturities at the date of purchase of three months or less. Cash and cash equivalents are measured at amortised cost.

(b)                         Receivables

Receivables are classified as loans and receivables and are initially recorded at fair value of the amount expected to be received and subsequently measured at amortized cost less any provision for impairment.

Individual significant receivables are considered for recoverability when they are past due or when other objective evidence is received that a specific counterparty will default. Impairments for receivables are presented in the statement of income and comprehensive income.

(c)                          Investments

Investments comprise equity interests in publicly traded and privately-held entities and marketable securities with original maturities at the date of the purchase of more than three months. Investments are classified upon initial recognition as available-for-sale.

Available-for-sale investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, available-for-sale investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income, except for impairment losses, which are recognized in the statement of income and comprehensive income. Available-for-sale investments in debt instruments denominated in a currency other than an entity’s functional currency are measured at fair value with any changes from foreign exchange fluctuations being recognized in net income.

Where the Company holds an investment in a privately-held entity for which there is no active market and for which there is no reliable estimate of fair value, the investment is recorded at cost.

(d)                         Financial liabilities

Financial liabilities, including trade and other payables, are measured at amortized cost using the effective interest method.

(e)                          Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rates. An impairment loss in respect of an available-for-sale investment is calculated by reference to its fair value.

Impairment losses are recognized in net income. For financial assets measured at amortized cost, any reversal of impairment is recognized in net income. Impairment losses booked on debt instruments classified as available-for-sale are not reversed. For equity instruments classified as available-for-sale financial assets, impairment losses are not reversed.

Revenue recognition

Revenue comprises revenue earned in the period from royalty, stream and working interests and dividend income. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and/or working interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known. Royalty, stream, and working interest revenue received in kind is valued the date that title is transferred to the Company.

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

Dividend income from investments is recognized when the shareholder’s rights to receive payment have been established, which is normally when the dividends are declared.

Cost of sales

Cost of sales includes various mineral and oil & gas production taxes that are recognized with the related revenues and the Company’s share of the gross costs and production taxes for the working interests in the oil & gas properties.

For stream agreements, the Company purchases gold for a cash payment of the lesser of $400 per ounce, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold when purchased.

Income taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are substantively enacted to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the statement of income, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

Share capital

Common shares are recorded in equity net of expenses of the share issue.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

Stock options

The Company may issue equity-settled share-based payments to directors, employees and external parties under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected vesting period with a corresponding entry to contributed surplus and is based on the Company’s estimate of shares that will ultimately vest.

Fair value is measured by use of the Black Scholes option pricing valuation model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

Deferred share units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to June 1 in each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share based compensation expense with a corresponding increase in liabilities, over the period from the grant date to settlement date. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date with a corresponding change in the statement of income and comprehensive income.

Restricted share units

The Company may grant restricted share units to officers and employees under the terms of its share compensation plan. The Company plans to settle every restricted share unit with one common share of the parent company. The Company recognizes the fair value of the restricted share units as share-based compensation expense which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the restricted share units over the applicable vesting period, with a corresponding increase in contributed surplus. For market performance vesting conditions, the grant date fair value of the restricted share unit is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes.

Segment reporting

The Company manages its business under a single operating segment, consisting of resource sector royalty/stream acquisitions and management activities. All of the Company’s assets and revenues are attributable to this single operating segment.

The operating segment is reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments.

Earnings per share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options granted to employees and warrants computed using the treasury stock method.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

New standards and interpretations not yet adopted

IFRS 9, Financial Instruments

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10, Consolidated Financial Statements

In May 2011, the International Accounting Standards Board (“IASB”) issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation — Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 10 on our consolidated financial statements but do not expect significant adjustments from adopting IFRS 10.

IFRS 11, Joint Ventures

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31 Interests in Joint Ventures. The new standard defines three types of arrangements: Joint Assets, Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements, and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 12 on our consolidated financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Enhanced disclosures about fair value are required to enable financial statement users to understand how the fair values were derived. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 13 on our consolidated financial statements.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

Note 4 — Acquisitions

a)            Quadra FNX Mining Ltd.

On January 5, 2011, Franco-Nevada acquired 56,464,126 common shares of Gold Wheaton from Quadra FNX Mining Ltd. (“Quadra FNX”), representing approximately 34.5% of Gold Wheaton’s outstanding common shares, for C$4.65 per share in cash. The Company topped up Quadra FNX’s total consideration to C$5.20 per share in cash on March 21, 2011, which was the same consideration received by Gold Wheaton shareholders.

b)       Gold Wheaton Acquisition

On March 14, 2011, the Company and Gold Wheaton completed a plan of arrangement pursuant to which Franco-Nevada acquired all of the issued and outstanding shares of Gold Wheaton that it did not already own and Gold Wheaton amalgamated with a wholly-owned subsidiary of the Company.

The Company issued 11,654,127 common shares and paid C$259.5 million in cash to shareholders of Gold Wheaton upon closing. In addition, the Company reserved for issuance an additional 6,857,448 common shares for the exercise of outstanding Gold Wheaton warrants and stock options.

On December 31, 2010, the Company acquired 10% secured notes of Gold Wheaton (the “Senior Secured Notes”) from third parties with an aggregate face value of C$100 million. The Senior Secured Notes were purchased for C$110 million plus accrued interest. The purchase price was equal to the price at which the holder of the note has the right to call the notes in the event of a change of control of Gold Wheaton. Notes with a face value of C$7 million remained outstanding to third parties following the closing of the acquisition of Gold Wheaton and were repaid on March 20, 2011.

The Gold Wheaton acquisition was accounted for as a business combination with the initial estimate of fair value as follows:

(in thousands of US dollars):

Purchase Price:

Cash consideration, including Quadra FNX block and Senior Secured Notes	$677,670
Common shares issued	402,445
Warrants	28,616
Options	11,931
Original cost of common shares held in Gold Wheaton	9,619
Mark to market gain on common shares held in Gold Wheaton	11,024
$1,141,305

Net assets acquired:
Cash and cash equivalents	$190,846
Short-term investments	49,142
Receivables	48,357
Prepaid and other	2,716
Mineral interests	870,975
Note receivable	15,201
Investments	23,641
Accounts payable and accrued liabilities	(17,986)
Long-term liabilities	(7,929)
Future income taxes	(33,658)
$1,141,305

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

Included in the gain on acquisition of Gold Wheaton are transaction costs totaling $7,775. The Company recorded $13,456 in mark-to-market gains on the common shares held in Gold Wheaton prior to the acquisition, which included the shares acquired from Quadra FNX.

The Company’s results include $46,555 in revenues and $8,372 in net losses from Gold Wheaton for the period March 14, 2011 to June 30, 2011.  If Gold Wheaton’s results would have been consolidated from January 1, 2011, approximately $73,765 would have been included in the Company’s revenues and net income would have been decreased by approximately $11,259. Included in the net loss are expenses associated with the transaction, such as accretion expense, financial advisor fees, legal fees and severance payments which amount to approximately $15,000.

Note 5 — Cash and cash equivalents

At June 30, 2011, cash and cash equivalents were primarily held in Canadian and US denominated treasury bills, interest bearing cash deposits and highly-liquid corporate bonds.

	June 30, 2011	December 31, 2010	January 1, 2010
Cash deposits	$103,221	$23,434	$10,229
Term deposits	11,977	75,579	4,006
Treasury bills	113,288	195,576	28,944
Canadian federal and provincial government bonds	10,798	59,013	79,470
Corporate bonds	10,934	60,285	—
	$250,218	$413,887	$122,649

During the quarter ended June 30, 2011, the US dollar weakened in relation to the Canadian dollar which resulted in unrealized foreign exchange losses of $53 (2010 — gain of $8,589), being recognized in net income upon the translation of the US denominated cash equivalents and short-term investments held in the Canadian parent entity.

During the six months ended June 30, 2011, the US dollar weakened in relation to the Canadian dollar which resulted in unrealized foreign exchange losses of $720 (2010 — gain of $2,572) being recognized in net income upon the translation of the US denominated cash and cash equivalents and short-term investment held in the Canadian parent entity.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

Note 6 — Investments

	June 30, 2011	December 31, 2010	January 1, 2010
Short-term investments:
Canadian dollar denominated treasury bills	$—	$57,162	$241,294
US dollar denominated treasury bills	17,000	76,627	136,086
Corporate bonds	15,945	—	—
Certificate of deposit	25	25	100
Total short-term investments	$32,970	$133,814	$377,480
Non-current investments:
Investment in Gold Wheaton (Note 4)	$—	$20,097	$—
Investment in Gold Wheaton Secured Notes (Note 4)	—	111,558	—
Investment in Falcondo	31,989	31,014	29,475
Newmont Exchangeable Shares	8,966	10,238	42,602
Other	46,248	10,074	35,305
	$87,203	$182,981	$107,382

Short-term investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

Newmont Exchangeable Shares

The Company owns 166,310 shares of Newmont Mining Company of Canada Limited (the “Exchangeable Shares”). This investment has been designated as available-for-sale and, as a result, has been recorded at fair value.

As at June 30, 2011, the Canadian dollar market value of the Exchangeable Shares decreased compared to the value at March 31, 2011 and a net unrealized gain of $308 (2010 — $6,760), net of an income tax recovery of $456 (2010 — income tax expense of $1,045), was recognized in other comprehensive income for the three months ended June 30, 2011.

As at June 30, 2011, the Canadian dollar market value of the Exchangeable Shares decreased compared to the value at December 31, 2010 and an unrealized loss of $900 (2010 — gain of $8,705), net of an income tax recovery of $661 (2010 — income tax expense of $1,967), was recognized in other comprehensive income for the six months ended June 30, 2010.

Note 7 — Royalty, stream and working interests

The Company acquired the following assets during the six months ended June 30, 2011:

Central Ashanti Gold Project

On June 29, 2011, the Company acquired for $35 million a royalty interest on the Central Ashanti Gold Project (“CAPG”) located on the Ashanti belt in Ghana and owned by Perseus Mining Limited. The royalty is a sliding scale NSR which is equal to 3% when the gold price is greater than $500/oz, reducing to a 1½% NSR once the historic resources on mining licences have been mined.

As part of the Gold Wheaton acquisition (see Note 4), the Company acquired the following five stream interests:

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

Sudbury Basin (comprised of three stream interests)

The Company acquired an agreement with Quadra FNX to purchase 50% of the contained gold equivalent ounces in ore mined and shipped from the Quadra FNX operations in Sudbury, Ontario. The Company will pay for each gold equivalent ounce delivered, a cash payment of the lesser of $400 per ounce (subject to an annual inflationary adjustment starting in 2011) or the then prevailing market price per ounce of gold.

Mine Waste Solutions

The Company acquired an agreement with Chemwes (Proprietary) Limited, a subsidiary of First Uranium Corporation (“First Uranium”) to purchase 25% of the life-of-mine gold production from First Uranium’s Mine Waste Solutions tailings recovery operation (“MWS”) in South Africa. The Company will pay an ongoing payment equal to the lesser of $400 per ounce and the prevailing spot price (subject to an annual inflation adjustment starting in 2012).

Ezulwini Mining Company

The Company acquired an agreement with Ezulwini Mining Company (Proprietary) Limited (“EMC”), a subsidiary of First Uranium, to purchase the greater of 19,500 ounces of gold in 2011 and 7% of the gold production and thereafter 7% of the life-of-mine gold production from EMC’s Ezulwini mine in South Africa. The Company will pay an ongoing payment equal to the lesser of $400 per ounce and the prevailing spot price (subject to an annual inflation adjustment starting in 2013).

Note 8 — Revenue

Revenue is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Mineral Royalties	$33,446	$23,493	$68,215	$46,649
Mineral Streams	63,590	14,947	93,113	29,018
Oil & Gas Interests	9,258	11,748	18,075	21,401
Dividends	33	63	58	144
Total	$106,327	$50,251	$179,461	$97,212

Included in receivables is $30,782 related to embedded derivatives which are marked-to-market at each reporting period with the change being recorded in revenue in the period. The embedded derivatives relate to gold and platinum group metal sales settled at a future date.

Note 9 — Cost of sales

Costs of sales comprise:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Cost of stream sales	$15,832	$5,001	$24,856	$10,076
Production taxes	2,320	1,482	4,023	2,822
Oil & gas operating costs	414	348	753	604
Total	$18,566	$6,831	$29,632	$13,502

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

Note 10 — Related party disclosures

Compensation of key management personnel of the Company:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Short-term benefits	$583	$515	$1,156	$1,177
Share-based payments	772	693	1,707	605
Total	$1,355	$1,208	$2,863	$1,782

Note 11 - Income taxes

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Current income tax expense	$10,596	$7,215	$20,330	$12,220
Deferred income tax expense	2,190	4,964	1,576	10,385
Total	$12,786	$12,179	$21,906	$22,605

A reconciliation of the provision for income tax taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated income statement and statement of comprehensive loss for the three and six months ended June 30, 2011 and 2010, are as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Net income before income taxes	$46,960	$34,514	$77,304	$59,926
Statutory tax rate	26.22%	28.34%	26.22%	28.34%
Tax expense at statutory rate	12,313	9,781	20,269	16,983
Reconciling items:
Change/reversal of valuation allowance	—	(619)	—	163
Income/expenses not taxed/deductible	(123)	(2,671)	1,959	(3,018)
Differences in foreign statutory tax rates	428	676	968	1,354
Differences due to declining future tax rates	(576)	5	(1,075)	(37)
Foreign withholding tax	1,243	340	1,664	747
Temporary differences subject to initial recognition exemption	698	5,057	1,016	5,860
Gain on Gold Wheaton shares	(12)	—	(1,416)	—
Indexation of mineral properties in foreign jurisdiction	73	—	(85)	—
Other	(1,258)	(390)	(1,394)	553
Net income tax expense	$12,786	$12,179	$21,906	$22,605

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

Note 12 - Shareholders’ equity

a)            Common Shares

Share capital, issued and fully paid(1)	Number	$
Balance, January 1, 2010	112,123,500	$1,849,707
Issued upon acquisition of Moydow Mines International	1,733,993	44,909
Exercise of special warrant	316,436	9,932
Exercise of stock options	354,179	7,454
Initial recognition adjustment	—	1,219
Balance, December 31, 2010	114,528,108	1,913,221
Issued upon acquisition of Gold Wheaton	11,654,127	402,445
Exercise of stock options	292,080	7,267
Exercise of share purchase warrant	300	11
Issuance on vesting of restricted share units	9,271	266
Initial recognition adjustment	—	(37)
Balance, June 30, 2011	126,483,886	$2,323,173

(1) The Company has unlimited common shares authorized without par value.

b)            Dividends

During the three and six months ended June 30, 2011, the Company declared dividends in the amount of $10,197, or $0.08 per share, and $25,260, or $0.157 per share, respectively. The Company paid dividends in the amount of $9,737, or $0.08 per share, and $18,712, or $0.15 per share, in the three and six months ended June 30, 2011, respectively.  Included in accounts payable is an amount of $15,202 related to declared dividends. In 2010, the Company declared and paid a semi-annual dividend of C$0.15 per share in June 2010.

c) Stock-based payments

During the six months ended June 30, 2011, the Company did not grant any stock options (2010 — 350,000 stock options) or restricted share units (2010 — 27,815 RSUs).  The Company uses the fair value method of accounting for stock-based payments using the Black-Scholes option pricing model. During the three and six months ended June 30, 2011, an expense of $1,265 (2010 - $1,152) and $2,755 (2010 - $1,522), respectively, related to the recognition of stock based payments has been included in corporate administration in the statement of income and comprehensive income.

d) Share Purchase Warrants

Outstanding share purchase warrants, at June 30, 2011 and December 31, 2010, are as follows:

	June 30, 2011	December 31, 2010
Warrants outstanding, beginning of period	11,499,999	11,499,999
Assumed as part of Gold Wheaton acquisition	6,126,750	—
Issued	—	316,436
Exercised	(300)	(316,436)
Warrants outstanding, end of the period	17,626,449	11,499,998

Warrants have the following exercise prices and expiry dates: 5,749,699 have an exercise price of C$32.00 per warrant and expire on March 13, 2012; and 5,750,000 warrants have an exercise price of C$75.00 per warrant and expire on June 16, 2017.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

With the acquisition of Gold Wheaton, the Company reserved for issuance 707,358 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 to C$6.00 for 0.1556 of a Franco-Nevada common share. As at June 30, 2011, 649,786 common shares remain reserved for issuance. In addition, the Company reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon closing. 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00, 7,125,000 warrants (1,108,650 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 and 6,250,000 warrants (972,500 equivalent Franco-Nevada common shares) have an expiry date of November 26, 2014 and an exercise price of C$5.00. Holder of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

Expiry Dates	Exercise Price		Number of Gold Wheaton Warrants	Equivalent Franco- Nevada Common Shares
July 8, 2013	C$	10.00	25,999,998	4,045,600
May 25, 2014	C$	5.00	7,125,000	1,108,650
November 26, 2014	C$	5.00	6,250,000	972,500
Total			39,374,998	6,126,750

Note 13 — Earnings per Share (“EPS”)

	For the three months ended June 30, 2011
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	33,311	126,321	$0.27
Effect of dilutive securities	—	3,781	(0.01)
Diluted EPS	33,311	130,102	$0.26

	For the three months ended June 30, 2010
	Loss (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	22,335	114,038	$0.20
Effect of dilutive securities	—	1,128	(0.01)
Diluted EPS	22,335	115,166	$0.19

	For the six months ended June 30, 2011
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	54,535	121,572	$0.45
Effect of dilutive securities	—	1,842	(0.01)
Diluted EPS	54,535	123,414	$0.44

	For the six months ended June 30, 2010
	Loss (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	37,321	113,881	$0.33
Effect of dilutive securities	—	1,076	(0.01)
Diluted EPS	37,321	114,957	$0.32

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

Options to purchase 257,207 shares (2010 — 365,000), warrants to purchase 9,795,600 common shares (2010 — 11,499,999) and 69,745 RSUs (2010 — 40,643) were outstanding as at June 30, 2011, but were not included in the computation of diluted EPS due to the exercise prices of the options and warrants being greater than the weighted average price of the common shares for the quarter ended June 30, 2011 and due to the performance criteria for the vesting of the RSUs having not been measurable prior to June 30, 2011.

Note 14 - Commitments

Ore purchase commitments

As part of the acquisition of Gold Wheaton, the Company assumed certain ore purchase commitments which are described in Note 7.

Operating leases

At June 30, 2011, the Company has future minimum annual operating lease commitments in connection with its leased office spaces and certain office equipment, as follows:

to June 30, 2012	$361
to June 30, 2013	363
to June 30, 2014	122

Credit facility

On June 29, 2011, the Company terminated its credit facility and replaced it with a new credit facility expiring June 2014.   The new credit facility incurs a standby fee of 0.30% to 0.50% on the unutilized portion of a $175 million revolving credit facility, which is paid quarterly. For the three and six months ended June 30, 2011, standby fees of $382 (2010 - $251) and $609 (2010 - $463), respectively, were incurred and paid which were related to the previous credit facility. In addition, the Company expensed $863 associated with the terminated credit facility during the three months ended June 30, 2011.

Note 15 — Segment reporting

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of resource sector royalty and stream acquisitions and management activities directly relating to royalty and stream interests. The royalty and stream interests relate primarily to gold, platinum group metals, oil & gas and other minerals. All of the Company’s assets and revenues are attributable to this single operating segment.

For the three months ended June 30, 2011, one mineral interest totaling $25,801 (2010 — two mineral interests totaling $22,110), comprised 24.3% (2010 — 44.0%) of revenue. For the six months ended June 30, 2011, one mineral interest totaling $46,558 (2010 — two mineral interests totaling $40,942), comprised 26.0% (2010 — 42.1%) of revenue. Geographic revenues are separated by the jurisdiction of the entity receiving the revenue.

Note 16 — Transition to IFRS

As stated in Note 2, the Company has adopted IFRS effective January 1, 2011. Our transition date is January 1, 2010 (the “transition date”) and the Company has prepared its opening balance sheet as at that date. These consolidated financial statements have been prepared in accordance with the accounting policies described in Note 2.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

a)        Elected exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards “IFRS 1”, the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)              Business combinations

We have elected the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations that took place prior to the transition date.

(ii)          Fair value or revaluation as deemed cost

We have elected to measure certain items of mineral royalty interests at fair value as at January 1, 2010 and use those amounts as deemed cost as at January 1, 2010. We have made this election with respect to six royalty interests. The adjustment was $50.1 million.

(iii)      Cumulative translation differences

We have elected to transfer the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income (“AOCI”), to retained earnings as at January 1, 2010.

(iv)        Deemed cost in oil & gas using full-cost accounting

We have elected to use the amounts determined under Canadian GAAP as deemed cost as at the transition date for the Company’s oil and gas royalty interests. The capitalized costs were previously accumulated on a country basis and have been allocated to their respective cash generating units (“CGU”) on a relative value basis.

On transition, as required by this election, management completed an impairment assessment of the long-lived assets allocated to each oil & gas CGU and noted no impairment under IAS 36, Impairment of Assets.

(b) Reconciliation of equity reported under Canadian GAAP and IFRS

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at the transition date January 1, 2010:

	Ref	Capital Stock	Contributed surplus	Retained earnings / (deficit)	AOCI	Total
As reported under Canadian GAAP		$1,848,923	$51,975	$38,135	$(8,765)	$1,930,268
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50,151)	—	(50,151)
Reset of cumulative translation losses	(a)(iii)	—	—	(13,985)	13,985	—
IFRS Policy Impacts						—
Depletion on initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(4,474)	(684)	(5,158)
Change in method of accounting for stream assets	(d)(i)	—	—	(56,159)	—	(56,159)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(14,252)	14,252	—
Change in functional currrency	(d)(iii)			(6,093)		(6,093)
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	(1,004)	—	(1,004)
Share-based payments	(d)(vi)	—	3,113	(3,113)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	784	—	18,864	—	19,648
As reported under IFRS		$1,849,707	$55,088	$(92,232)	$18,788	$1,831,351

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at June 30, 2010:`

	Ref	Capital Stock	Contributed surplus	Retained earnings / (deficit)	AOCI	Total
As reported under Canadian GAAP		$1,898,879	$54,525	$56,863	$(24,401)	$1,985,866
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50,151)	—	(50,151)
Reset of cumulative translation losses	(a)(iii)	—	—	(13,985)	13,985	—
IFRS Policy Impacts						—
Initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(6,014)	(684)	(6,698)
Change in method of accounting for stream assets	(d)(i)	—	—	(73,936)	—	(73,936)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(579)	579	—
Change in functional currrency	(d)(iii)			970	(970)	—
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	(4,606)	170	(4,436)
Share-based payments	(d)(vi)	—	2,224	(2,224)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	1,128	—	22,145	(234)	23,039
As reported under IFRS		$1,900,007	$56,749	$(71,517)	$(11,555)	$1,873,684

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at December 31, 2010:

	Ref	Capital Stock	Contributed surplus	Retained earnings / (deficit)	AOCI	Total
As reported under Canadian GAAP		$1,911,218	$56,570	$70,451	$63,861	$2,102,100
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50,151)	—	(50,151)
Reset of cumulative translation losses	(a)(iii)	—	—	(13,985)	13,985	—
IFRS Policy Impacts						—
Initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(4,474)	(684)	(5,158)
Change in method of accounting for stream assets	(d)(i)	—	—	(83,854)	—	(83,854)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(7,867)	7,867	—
Change in functional currency	(d)(iii)			4,081	(4,081)	—
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	3,061	(21)	3,040
Share-based payments	(d)(vi)	—	2,397	(2,397)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	2,003	—	13,634	(991)	14,646
As reported under IFRS		$1,913,221	$58,967	$(71,502)	$79,936	$1,980,622

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

(c)     Reconciliation of net income as reported under Canadian GAAP to IFRS

The following is a reconciliation of the Company’s net income and comprehensive income reported in accordance with Canadian GAAP to its net income and comprehensive income under IFRS for the three and six months ended June 30, 2010 and the year ended December 31, 2010:

Net income	Ref	Three months ended June 30, 2010	Six months ended June 30, 2010	Year ended December 31, 2010
As reported under Canadian GAAP		$27,552	$35,333	$74,244
Change in method of accounting for stream assets	(d)(i)	(21,811)	(17,777)	(27,695)
Depletion and depreciation	(d)(v)	2,661	3,610	4,042
Change in method for accounting for foreign exchange on investment in bonds	(d)(ii)	12,454	16,131	7,416
Change in functional currency	(d)(iii)	4,545	6,495	9,586
Share-based payments expense	(d)(vi)	155	889	694
Tax impact of IFRS changes	(d)(vii)	(3,221)	(7,360)	(5,631)
As reported under IFRS		$22,335	$37,321	$62,656

Other comprehensive income

As reported under Canadian GAAP		$(38,263)	$(15,636)	$72,626
Change in method for accounting for foreign exchange on debt securities	(d)(ii)	(10,119)	(12,554)	(6,386)
Initial exemption recognition	(d)(iv)	—	(1,121)	—
Currency translation adjustment	(d)(iii)	(2,992)	(1,033)	(5,092)
As reported under IFRS		$(51,374)	$(30,344)	$61,148

There are no material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under previous Canadian GAAP.

(d) References

(i)

The Company has assessed its stream interests under IFRS and determined it is appropriate to classify the interests under IAS 16. Previously under Canadian GAAP, the minimum payment provision of certain agreements had been recognized as a derivative asset. The impact results in a reduction of the assets by $56,159 to reflect recording the asset at its carrying costs rather than fair value with a corresponding decrease in retained earnings at January 1, 2010.

(ii)

Under Canadian GAAP, the foreign exchange movement associated with debt securities, including government and corporate bonds, treasury bills, and inter-company loans was recorded in other comprehensive income. Under IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the foreign exchange related to investment in bonds and other debt securities is included in net income and results in unrealized foreign exchange gains and losses being removed from other comprehensive income (“OCI”) and included in net income. Upon transition, the balances in accumulated other comprehensive income (“AOCI”) related to these debt securities, which totaled $14,252, was reallocated to retained earnings.

(iii)

Under Canadian GAAP, the Company had previously determined the functional currency of Franco-Nevada Mexico Corporation S.A. de C.V. (“FNM”) to be the Mexican Peso. In accordance with IAS 21, the functional currency of FNM has been determined to be US dollars based on an analysis of the primary indicators of functional currency. As a result, all assets and liabilities of FNM are translated retrospectively at the prevailing current rate at each reporting date. The impact results in a reclassification of $778 from AOCI to retained earnings within equity as at January 1, 2010 and $6,495 and $9,586 being recorded in foreign exchange gains in net income compared to currency translation differences in OCI for the six months ended June 30, 2010 and the year ended December 31, 2010, respectively.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010

(Unaudited, in thousands of US dollars, except share amounts)

(iv)

Based on the initial tax recognition exemption under IAS 12, the Company’ royalty and working interests acquired in December 2007 and other asset acquisitions up until January 1, 2010 have been re-measured to remove the associated tax step up allocated to the assets. The impact at January 1, 2010 was to decrease royalty and working interests by $74.5 million and the associated deferred tax liability/asset balances. In addition, the initial tax recognition exemption also applied to the Exchangeable Shares which reduced the deferred tax liability previously recognized by $7.2 million at January 1, 2010.

(v)

Under IFRS, there are a number of IFRS elections and policy decisions that impact the depletion charge recorded due to a change in the assets’ accounting base. In addition, at transition, the Company changed the depletion method for its oil & gas properties from a unit-of-production based on proved reserves to a unit-of-production based on proved and probable reserves. This change was accounted for prospectively.

(vi)

The Company previously recognized forfeitures of share options and restricted share units as they occurred under Canadian GAAP. Under IFRS, an estimate is required of the number of awards expected to vest at the time of grant, which is subsequently revised to actual forfeitures. Management has applied this method of accounting to all options, both vested and unvested, issued since the Company was formed in October 2007.

The Company previously recognized equity-settled share options and restricted share units using the straight-line method over the vesting period. IFRS requires the graded method of attribution to be used in recognizing share options and restricted share units. This results in higher share-based compensation expense in the earlier year of vesting under IFRS.

In addition, the Company previously did not expense restricted share units (“RSUs”) when the non-market performance conditions associated with the awards had not been met at reporting date. Under IFRS, the Company recognizes the expense on RSUs based on management’s best estimate of the non-market conditions at the vesting date and adjusts it between expected and actual outcomes.

As a result, at January 1, 2010, there is a reclassification of $3,113 between contributed surplus and retained earnings with respect to these share-based payment adjustments.

(vii)	As a result of the above changes the deferred tax liability has been adjusted as follows:

Under IFRS, all deferred taxes are classified as non-current, irrespective of the classification of the underlying assets or liability to which they relate, or the expected reversal of the temporary difference.

Note 17 — Subsequent Event

On July 12, 2011, the Company acquired a 1.5% gross overriding metal royalty encompassing seven mining claims which comprise a portion of Oskiko Mining Corporation’s Canadian Malartic project. The purchase price was C$9.7 million payable by the issuance of 267,000 common shares of the Company. The acquisition will be accounted for as an asset acquisition under IFRS.